UNITED STATES OF AMERICA
before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 71496 / February 6, 2014

Admin. Proc. File No. 3-15636

In the Matter of

ICC WORLDWIDE, INC.,
INNOVA PURE WATER, INC.,
PALADIN HOLDINGS, INC., PERFORMING
BRANDS, INC., PETROL OIL AND GAS, INC.,
PLATINUM RESEARCH ORGANIZATION, INC.,
RENEW ENERGY RESOURCES, INC., and
VITAL LIVING, INC.

NOTICE THAT INITIAL DECISION HAS BECOME FINAL

The time for filing a petition for review of the initial decision in this proceeding has expired. No such petition has been filed by ICC Worldwide, Inc., Innova Pure Water, Inc., Paladin Holdings, Inc., Performing Brands, Inc., Petrol Oil and Gas, Inc., Platinum Research Organization, Inc., Renew Energy Resources, Inc., and Vital Living, Inc., and the Commission has not chosen to review the decision on its own initiative.

Accordingly, notice is hereby given, pursuant to Rule 360(d) of the Commission's Rules of Practice,[1] that the initial decision of the administrative law judge[2] has become the final decision of the Commission with respect to ICC Worldwide, Inc., Innova Pure Water, Inc., Paladin Holdings, Inc., Performing Brands, Inc., Petrol Oil and Gas, Inc., Platinum Research Organization, Inc., Renew Energy Resources, Inc., and Vital Living, Inc. The initial decision ordered that, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registration of the registered securities of ICC Worldwide, Inc., Innova Pure Water, Inc., Paladin Holdings,

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[1]   17 C.F.R. ' 201.360(d).

[2]   *ICC Worldwide, Inc., Innova Pure Water, Inc., Paladin Holdings, Inc., Performing Brands, Inc., Petrol Oil and Gas, Inc., Platinum Research Org., Inc., Renew Energy Res., Inc., and Vital Living, Inc.*, Initial Decision Rel. No 543 (Dec. 24, 2013), 107 SEC Docket 18, 2013 WL 6794139. The stock symbols and Central Index Key numbers are ICCW and 1078724 for ICC Worldwide, Inc; IPUR and 791994 for Innova Pure Water, Inc.; PLHI and 1200268 for Paladin Holdings, Inc.; PFOB and 1201259 for Performing Brands, Inc.; POIG and 1109348 for Petrol Oil and Gas, Inc.; PLROQ and 1330340 for Platinum Research Organization, Inc.; REER and 1137587 for Renew Energy Resources, Inc.; and VTLV and 1145700 for Vital Living, Inc.

Inc., Performing Brands, Inc., Petrol Oil and Gas, Inc., Platinum research Organization, Inc., Renew Energy Resources, Inc., and Vital Living, Inc., is revoked.

For the Commission, by the Office of the General Counsel, pursuant to delegated authority.

Elizabeth M. Murphy
Secretary

INITIAL DECISION RELEASE NO. 543
ADMINISTRATIVE PROCEEDING
FILE NO. 3-15636

UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

In the Matter of	:	
	:	
ICC WORLDWIDE, INC.,	:	
INNOVA PURE WATER, INC.,	:	INITIAL DECISION MAKING
PALADIN HOLDINGS, INC., PERFORMING	:	FINDINGS AND REVOKING
BRANDS, INC., PETROL OIL AND GAS, INC.,	:	REGISTRATIONS BY DEFAULT
PLATINUM RESEARCH ORGANIZATION, INC.,	:	December 24, 2013
RENEW ENERGY RESOURCES, INC., and	:	
VITAL LIVING, INC.	:	

SUMMARY

This Initial Decision revokes the registrations of the registered securities of ICC Worldwide, Inc. (ICCW), Innova Pure Water, Inc. (IPUR), Paladin Holdings, Inc. (PLHI), Performing Brands, Inc. (PFOB), Petrol Oil and Gas, Inc. (POIG), Platinum Research Organization, Inc. (PLROQ), Renew Energy Resources, Inc. (REER), and Vital Living, Inc. (VTLV) (collectively, Respondents).[1] The revocations are based on Respondents' repeated failure to file required periodic reports with the Securities and Exchange Commission (Commission).

I. BACKGROUND

The Commission initiated this proceeding on December 5, 2013, with an Order Instituting Proceedings (OIP), pursuant to Section 12(j) of the Securities Exchange Act of 1934 (Exchange Act). The OIP alleges that each Respondent is a corporation with a class of securities registered with the Commission pursuant to Section 12(g) of the Exchange Act and that each has repeatedly failed to file with the Commission annual and quarterly reports in compliance with the Exchange Act. Each was served with the OIP in accordance with 17 C.F.R. § 201.141(a)(2)(ii) by December 10, 2013.[2] To date, none has filed an Answer to the OIP, due ten days after service. See OIP at 4; 17 C.F.R. § 201.220(b). Thus, Respondents have failed to answer or otherwise to defend the proceeding within

[1] The short form of each issuer's name is also its stock symbol.

[2] Each Respondent was served with the OIP by USPS Express Mail delivery or attempted delivery at "the most recent address shown on [its] most recent filing with the Commission." 17 C.F.R. § 201.141(a)(2)(ii).

the meaning of 17 C.F.R. § 201.155(a)(2). Accordingly, Respondents are in default, and the undersigned finds that the allegations in the OIP are true as to them. See OIP at 4; 17 C.F.R. §§ 201.155(a), .220(f). Official notice has been taken of the Commission's public official records concerning Respondents, pursuant to 17 C.F.R. § 201.323.

II. FINDINGS OF FACT

ICCW (CIK No. 1078724)[3] is a void Delaware corporation located in Sarasota, Florida, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). ICCW is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended June 30, 2009, which reported a net loss of $2,776,688 for the prior nine months. As of December 2, 2013, the common stock of ICCW was quoted on OTC Link (formerly "Pink Sheets") operated by OTC Markets Group Inc. (OTC Link), had six market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

IPUR (CIK No. 791994) is a void Delaware corporation located in North Richland Hills, Texas, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). IPUR is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB[4] for the period ended March 31, 2007, which reported a net loss of $219,272 for the prior nine months. As of December 2, 2013, the common stock of IPUR was quoted on OTC Link, had six market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

PLHI (CIK No. 1200268) is a dissolved Florida corporation located in Kingsport, Tennessee, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). PLHI is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended June 30, 2008, which reported a net loss of $233,499 for the prior six months. As of December 2, 2013, the common stock of PLHI was quoted on OTC Link, had six market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

PFOB (CIK No. 1201259) is a void Delaware corporation located in Addison, Texas, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). PFOB is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended June 30, 2008, which reported a net loss of $5,975,468 for the prior six months. On December 19, 2008, PFOB filed a Chapter 7 petition in the U.S. Bankruptcy Court for the Northern District of Texas, which was closed on June 15, 2012.

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[3] The CIK number is a unique identifier for each corporation in the Commission's EDGAR database. The user can retrieve filings of a corporation by using its CIK number.

[4] Forms 10-KSB and 10-QSB could be filed, in lieu of Forms 10-K and 10-Q, by a "small business issuer," pursuant to 17 C.F.R. §§ 228.10-.703 (Regulation S-B). These "SB" forms are no longer in use. See Smaller Reporting Company Regulatory Relief and Simplification, 73 Fed. Reg. 934 (Jan. 4, 2008) (eliminating Regulation S-B and phasing out the forms associated with it, while adopting a different reporting regime for "smaller reporting companies").

As of December 2, 2013, the common stock of PFOB was quoted on OTC Link, had five market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

POIG (CIK No. 1109348) is a revoked Nevada corporation located in Overland Park, Kansas, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). POIG is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended September 30, 2008, which reported a net loss of $1,798,349 for the prior nine months. As of December 2, 2013, the common stock of POIG was quoted on OTC Link, had six market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

PLROQ (CIK No. 1330340) is a void Delaware corporation located in Dallas, Texas, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). PLROQ is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended September 30, 2008, which reported a net loss of $3,985,307 for the prior nine months. On February 17, 2009, PLROQ filed a Chapter 7 petition in the U.S. Bankruptcy Court for the Northern District of Texas, which was closed on March 8, 2013. As of December 2, 2013, the common stock of PLROQ was quoted on OTC Link, had five market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

REER (CIK No. 1137587) is a revoked Nevada corporation located in New Orleans, Louisiana, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). REER is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-K for the period ended December 31, 2007, which reported a net decrease in net assets resulting from operations available to common shareholders of $90,576,471 for the prior year. As of December 2, 2013, the common stock of REER was quoted on OTC Link, had five market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

VTLV (CIK No. 1145700) is a revoked Nevada corporation located in Boca Raton, Florida, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). VTLV is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended June 30, 2008, which reported a net loss available to common shareholders of $500,528 for the prior six months. As of a recent date, the common stock of VTLV was quoted on OTC Link, had six market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

III. CONCLUSIONS OF LAW

By failing to file required annual and quarterly reports, Respondents violated Exchange Act Section 13(a) and Rules 13a-1 and 13a-13.

IV. SANCTION

Revocation of the registrations of the registered securities of Respondents will serve the public interest and the protection of investors, pursuant to Section 12(j) of the Exchange Act. Revocation will help ensure that the corporate shell is not later put to an illicit use involving publicly traded securities manipulated to the detriment of market participants. Further, revocation accords with Commission sanction considerations set forth in Gateway Int'l Holdings, Inc., Exchange Act Release No. 53907 (May 31, 2006), 88 SEC Docket 430, 438-39 (citing Steadman v. SEC, 603 F.2d 1126, 1139-40 (5th Cir. 1979)), and with the sanctions imposed in similar cases in which corporations violated Exchange Act Section 13(a) by failing to file required annual and quarterly reports. See Cobalis Corp., Exchange Act Release No. 64813 (July 6, 2011), 101 SEC Docket 43379; Nature's Sunshine Products, Inc., Exchange Act Release No. 59268 (Jan. 21, 2009), 95 SEC Docket 13488; Impax Lab., Inc., Exchange Act Release No. 57864 (May 23, 2008), 93 SEC Docket 6241; America's Sports Voice, Inc., Exchange Act Release No. 55511 (Mar. 22, 2007), 90 SEC Docket 879, recon. denied, Exchange Act Release No. 55867 (June 6, 2007), 90 SEC Docket 2419; Eagletech Commc'ns, Inc., Exchange Act Release No. 54095 (July 5, 2006), 88 SEC Docket 1225. Respondents' violations were recurrent, egregious, and deprived the investing public of current and accurate financial information on which to make informed decisions.

Failure to file periodic reports violates a crucial provision of the Exchange Act. The purpose of the periodic reporting requirements is to publicly disclose current, accurate financial information about an issuer so that investors may make informed decisions:

> The reporting requirements of the Securities Exchange Act of 1934 is the primary tool which Congress has fashioned for the protection of investors from negligent, careless, and deliberate misrepresentations in the sale of stock and securities. Congress has extended the reporting requirements even to companies which are "relatively unknown and insubstantial."

SEC v. Beisinger Indus. Corp., 552 F.2d 15, 18 (1st Cir. 1977) (quoting legislative history); accord e-Smart Techs., Inc., 57 S.E.C. 964, 968-69 (2004). The Commission has warned that "many publicly traded companies that fail to file on a timely basis are 'shell companies' and, as such, attractive vehicles for fraudulent stock manipulation schemes." e-Smart Techs., Inc., 57 S.E.C. at 968-69 n.14.

V. ORDER

IT IS ORDERED that, pursuant to Section 12(j) of the Securities Exchange Act of 1934, 15 U.S.C. § 78*l*(j):

the REGISTRATION of the registered securities of ICC Worldwide, Inc., is REVOKED;

the REGISTRATION of the registered securities of Innova Pure Water, Inc., is REVOKED;

the REGISTRATION of the registered securities of Paladin Holdings, Inc., is REVOKED;

the REGISTRATION of the registered securities of Performing Brands, Inc., is REVOKED;

the REGISTRATION of the registered securities of Petrol Oil and Gas, Inc., is REVOKED;

the REGISTRATION of the registered securities of Platinum Research Organization, Inc., is REVOKED;

the REGISTRATION of the registered securities of Renew Energy Resources, Inc., is REVOKED; and

the REGISTRATION of the registered securities of Vital Living, Inc., is REVOKED.

This Initial Decision shall become effective in accordance with and subject to the provisions of Rule 360 of the Commission's Rules of Practice, 17 C.F.R. § 201.360. Pursuant to that Rule, a party may file a petition for review of this Initial Decision within twenty-one days after service of the Initial Decision. A party may also file a motion to correct a manifest error of fact within ten days of the Initial Decision, pursuant to Rule 111 of the Commission's Rules of Practice, 17 C.F.R. § 201.111. If a motion to correct a manifest error of fact is filed by a party, then that party shall have twenty-one days to file a petition for review from the date of the undersigned's order resolving such motion to correct a manifest error of fact. The Initial Decision will not become final until the Commission enters an order of finality. The Commission will enter an order of finality unless a party files a petition for review or a motion to correct a manifest error of fact or the Commission determines on its own initiative to review the Initial Decision as to a party. If any of these events occur, the Initial Decision shall not become final as to that party.[5]

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Carol Fox Foelak
Administrative Law Judge

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[5] A respondent may also file a motion to set aside a default pursuant to 17 C.F.R. § 201.155(b). See Alchemy Ventures, Inc., Exchange Act Release No. 70708, 2013 SEC Lexis 3459, at *5-6 (Oct. 17, 2013).